82-34803
Lodged with ASIC 11/81

04036388

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Notice of Meeting 10 September 2004

Wednesday, 11 August 2004

Notice is hereby given that a General Meeting of Multiemedia Limited ABN 12 003 237 303 has been called by the directors and will be held as detailed below:

Date of Meeting :	10 September 2004
Venue :	The Bank Room Level 1, Plaza Building The Sebel Hotel 394 Collins Street MELBOURNE VIC 3000
Time:	10.00 am

Shareholders will be asked to vote on a number of resolutions at the Company's General Meeting.

These resolutions are detailed in the Notice of Meeting and Explanatory Memorandum which will be mailed to Multiemedia shareholders this week.

In brief, shareholders will be asked to approve the issue of options to assist Multiemedia in its capital raising activities. Shareholders will also be asked to approve the issue of a number shares and options which occurred since 7 November 2003. Details of each of the proposed resolutions are set out in the Notice of Meeting and Explanatory Memorandum.

JOHN H WALKER
Chairman
Multiemedia Limited

For additional information please contact:
Mr Stephen Batten, Company Secretary on (03) 9674 4644, or by email at ***shareholder@multiemedia.com***

Multiemedia Limited

ABN 12 003 237 303

NOTICE OF GENERAL MEETING
10 SEPTEMBER 2004
AND
EXPLANATORY MEMORANDUM

TABLE OF CONTENTS

Notice of Meeting 3

Letter from the Chairman 4

Special Business 5

Other Business 5

Voting Restrictions 6

Voting Instructions 6

Explanatory Memorandum 8

NOTICE OF MEETING

Notice is hereby given that the general meeting (**Meeting**) of Multiemedia Limited ABN 12 003 237 303 (the **Company**) has been called by the directors and will be held as detailed immediately below:

Date of Meeting:	10 September 2004
Venue:	Level 1, Plaza Building The Sebel Hotel 394 Collins Street Melbourne, Victoria, 3000
Time:	10.00 am

The Directors of the Company recommend that you support all the resolutions detailed in this notice by attending the Meeting or returning your proxy form to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the Meeting.

Delivery or Mail:	Multiemedia Limited Share Registry Computershare Investor Services Pty Limited GPO Box 242 Melbourne, Victoria, 3001
Facsimile:	+61 3 9473 2555 Attention: Mr Stephen Batten Company Secretary Multiemedia Limited

Letter from the Chairman

Dear Shareholder,

On Friday, 10 September 2004, you will be asked to vote on a number of resolutions at the Company's General Meeting.

These resolutions are detailed in this Notice of Meeting and in the attached Explanatory Memorandum.

Each resolution is of importance to you as a shareholder.

In brief, you are asked to approve the issue of options to assist Multiemedia in its capital raising activities. You are also asked to approve the issue of a number of shares and options which occurred since 7 November 2003. Details of each of the proposed resolutions are set out in the attached Notice of Meeting and Explanatory Memorandum.

Each of the Directors recommends that you vote in favour of the resolutions.

The Board and the employees highly appreciate your continued support and we look forward to seeing you at the meeting.

Yours sincerely

John H. Walker
Chairman

SPECIAL BUSINESS

1. Approval of Past Issue of Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company ratify the past issue of a total of 56,000,000 fully paid ordinary shares in the capital of the Company and 100,275,000 options to acquire fully paid ordinary shares in the capital of the Company to the allottees and on the terms set out in section 2.1 of the explanatory memorandum to this notice of meeting.

2. Issue of Options

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company approve the issue of 30 million options to acquire 30 million fully paid ordinary shares in the capital of the Company to the allottee and on the terms set out in section 2.2 of the explanatory memorandum to this notice of meeting.

OTHER BUSINESS

3. Other Business

To consider and transact any other business that may legally be brought forward.

6. A shareholder entitled to attend the Meeting and cast more than 1 vote on a poll at the Meeting is entitled to appoint no more than 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise on a poll. To direct 2 proxies to cast a certain number of votes each on a poll, place the relevant number of votes next to the name of each proxy in the space provided on the proxy form. If no amount is specified, each proxy will be deemed to have been appointed to cast 50% of the votes covered by this instrument. However, if 2 proxies are appointed, neither may vote on a show of hands.

7. Unless otherwise specified in the proxy form, the number of votes deemed to be covered by the proxy form in relation to each resolution will be the number of votes that the appointing shareholder is entitled to cast in relation to each resolution.

8. The form must be signed personally by the shareholder or their attorney (duly authorised in writing). A proxy form for a corporation must be executed by the corporation in accordance with section 127 of the *Corporations Act 2001* or by the corporation's attorney (duly authorised in writing).

9. In the case of joint holders, the proxy form must be signed or executed by all holders.

10. Where the form is signed by a duly authorised attorney or body corporate representative, the power of attorney or evidence of the appointment of the representative, if not previously exhibited to the Company, must be produced at the Company's registered office at least 48 hours before the time appointed for holding the Meeting.

11. If the proxy is signed under power of attorney, the signatory must also declare that they have had no notice of revocation of the power of attorney.

BY ORDER OF THE BOARD

Stephen Batten– Company Secretary

EXPLANATORY MEMORANDUM

1. Contents and Interpretation of the Explanatory Memorandum

1.1 Contents of the Explanatory Memorandum

To the best knowledge and belief of the Directors, after having made due and proper enquiries, the information contained in this Explanatory Memorandum is true, correct and accurate in every material detail as at the date of issue of this Explanatory Memorandum. This Explanatory Memorandum forms part of the Notice.

1.2 Definitions

In this Explanatory Memorandum:

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

Board means the Directors acting as a board.

Company means Multiemedia Limited ABN 12 003 237 303.

Constitution means the constitution of the Company.

Director means a director of the Company.

Explanatory Memorandum means this explanatory memorandum to the Notice.

Listing Rules refers to the Listing Rules of the ASX.

Meeting means the general meeting of the Shareholders of the Company, scheduled to be convened on 10 September 2004.

Notice means the notice of the Meeting to the Shareholders to which this Explanatory Memorandum is attached.

Option means an option to acquire a Share.

Resolution means a resolution proposed to be considered and, if thought fit, to be passed at the Meeting.

Shareholder means a shareholder of the Company.

Share means a fully paid ordinary share in the capital of the Company.

2. Background and Explanation of Special Business Resolutions

2.1 Resolution 1 – Approval of Past Issue of Shares and Options

Between 7 November 2003 and 29 July 2004, the Company issued a number of Shares and Options to various allottees. Details of these issues are set out in the table below.

Because of the operation of section 708 of the *Corporations Act 2001*, the Company was not required to provide any of the allottees with a disclosure document.

In issuing the securities described in the table below, the Company did not breach Listing Rule 7.1.

Listing Rule 7.1 provides that a company must not issue equity securities, or agree to issue equity securities (which includes shares and options), without the approval of shareholders if the number of equity securities to be issued in any 12 month period (including equity securities issued on the exercise of any convertible securities) exceeds 15% of the issued capital of the company preceding the issue. LR 7.4 allows for subsequent shareholder approval, so that an issue is treated as having been made with shareholder approval if the company did not breach Listing Rule 7.1 at the time of the issue and the holders of ordinary shares subsequently approve it.

Although Shareholder approval was not required for the issue of the Shares and Options referred to in the table below, the Company now seeks Shareholder approval of these issues in the manner provided by Listing Rule 7.4, because this will enable the Company to issue further equity securities to capitalise on future expansion, acquisition and product commercialisation opportunities without needing to obtain prior Shareholder approval.

No funds were raised by the issue of the Shares and Options set out in the table on the following page.

No	Date of Issue	Security Type	Number of Securities	Option Terms	Name of Allottee	Purpose of Issue
1	7 November 2003	Options	3 million	Issued for free Exercise price 6.2291 cents Convert 1:1 to Shares Expiry date 15/9/06	Charles D'Alberto	Employee incentive
2	7 November 2003	Options	1 million	Issued for free Exercise price 6.2291 cents Convert 1:1 to Shares Expiry date 15/9/06	Michelle Romeo	Employee incentive
3	7 November 2003	Options	400,000	Issued for free Exercise price 6.2291 cents Convert 1:1 to Shares Expiry date 15/9/06	Stuart Dasler	Employee incentive
4	7 November 2003	Options	2 million	Issued for free Exercise price 6.2291 cents Convert 1:1 to Shares Expiry date 15/9/06	James Brooke	Employee incentive
5	7 November 2003	Options	750,000	Issued for free Exercise price 6.2291 cents Convert 1:1 to Shares Expiry date 15/9/06	Shane Watts	Employee incentive
6	14 November 2003	Shares	4.5 million	N/A	NORS Partners Pty Ltd	Issued in return for provision of recruitment services
7.	14 November 2003	Shares	2.5 million	N/A	William Thomas Investments Pty Ltd	Issued in return for provision of investor relations services & financial and securities advice
8	14 November 2003	Shares	17 million	N/A	HHCC International Pty Ltd	Issued in return for provision of investor relations services & financial and securities advice
9	14 November 2003	Shares	1 million	N/A	Captain Starlight Nominees Pty Ltd	Issued in return for provision of investor relations services & financial and securities advice
10	14 November 2003	Shares	10 million	N/A	Gun Capital Management Pty Ltd	Issued in return for provision of investor relations services & financial and securities advice
11.	9 February 2004	Shares	1 million	N/A	Roar Consulting Pty Ltd	Issued in return for general consulting services

No	Date of Issue	Security Type	Number of Securities	Option Terms	Name of Allottee	Purpose of Issue
12	10 February 2004	Options	3.5 million	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	Charles D'Alberto	Employee incentive
13	10 February 2004	Options	1.5 million	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	Michelle Romeo	Employee incentive
14	10 February 2004	Options	250,000	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	Frank Donato	Employee incentive
15	10 February 2004	Options	2.5 million	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	Michael Eakin	Employee incentive
16	10 February 2004	Options	2 million	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	Brendon O'Sullivan	Employee incentive
17.	10 February 2004	Options	2 million	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	Billy Louden	Employee incentive
18	10 February 2004	Options	3.125 million	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	William Masson	Employee incentive
19	10 February 2004	Options	250,000	Issued for free Exercise price 7 cents Convert 1:1 to Shares Expiry date 2/02/07	Peter Johnstone	Employee incentive
20	28 June 2004	Options	3 million	Issued for free Exercise price 6.5 cents Convert 1:1 to Shares Expiry date 26/06/07	Stephen Batten	Executive inventive
21.	7 July 2004	Options	45 million	Issued for free Exercise price 1 cent Convert 1:1 to Shares Expiry date 7/07/05	Findlay & Co Stockbrokers "Underwriters" Pty Ltd	Issued in return for provision of financial advisory services

No	Date of Issue	Security Type	Number of Securities	Option Terms	Name of Allottee	Purpose of Issue
22	7 July 2004	Options	30 million	Issued for free Exercise price 5 cents Convert 1:1 to Shares Expiry date 7/07/05	Findlay & Co Stockbrokers "Underwriters" Pty Ltd	Issued in return for provision of financial advisory services
23	7 July 2004	Shares	20 million	N/A	Findlay & Co Stockbrokers "Underwriters" Pty Ltd	Issued in return for provision of financial advisory services

2.2 Resolution 2 – Issue of Options

Listing Rule 7.1 provides that a company must not issue equity securities, or agree to issue equity securities, without the approval of shareholders if the number of equity securities to be issued in any 12 month period (including equity securities issued on the exercise of any convertible securities) exceeds 15% of the issued capital of the company preceding the issue.

On or about 7 July 2004, the Company entered into an agreement (**Option Agreement**) with Findlay & Co Stockbrokers "Underwriters" Pty Ltd ACN 078 379 683 (**Findlay**). Under the Option Agreement, amongst other things, the Company agreed to issue 30 million options (**First Options**) to Findlay or any assignee of Findlay.

Further, the Company agreed that, subject to first obtaining the approval of its Shareholders in general meeting, the Company would issue further options (**Second Options**) to those persons who have either exercised the First Options by the date of this Meeting or hold First Options on that date. Subject to first obtaining the approval of Shareholders to the issue, the Second Options will be issued on a 1:1 basis for each First Option exercised or held, as the case may be. Accordingly, the Company wishes to issue 30 million Second Options.

The issue of the 30 million Second Options would breach Listing Rule 7.1 if Shareholders did not approve the issue in a general meeting.

In compliance with Listing Rule 7.3, the following additional information is provided to Shareholders:

- If Shareholders approve the issue of the Second Options, they will be issued within 30 days of the date of the Meeting.
- The Second Options will be issued for free.
- The Second Options will be issued to Findlay or any one or more assignee of some or all of the rights of Findlay under the Option Agreement.
- The Second Options can be exercised by the relevant option holder at any time prior to 10 September 2006.
- The exercise price for each Second Option is 5 cents.
- The funds raised by the exercise of the Second Options will be used to finance the launch of the RSSL product previously announced by the Company.

Proxy Form

Multiemedia Limited
ABN 12 003 237 303

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

MUL

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Multiemedia Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Multiemedia Limited to be held at Level 1, Plaza Building, The Sebel Hotel, 394 Collins Street, Melbourne Victoria on Friday, 10 September 2004 at 10.00am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 1 AND 2 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1 and 2 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 and 2 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Approval of Past Issue of Shares	☐	☐	☐
Item 2	Issue of Options	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

MUL 17PR

MUL_WIP_092918/000001/000001/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Friday, 10 September 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - IBM Tower, Level 27, 60 City Road Southbank VIC 3006 AUSTRALIA Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - IBM Tower, Level 27, 60 City Road, Southbank VIC 3006 AUSTRALIA Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555